Exhibit 12.4
Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Nine Months	Twelve Months Ended
	Ended	December 31,
	September 30,	(Thousands of Dollars)

	2009	2008	2007	2006	2005	2004

Earnings, as defined:

Income before income taxes	$132,861	$131,715	$111,965	$137,890	$115,764	$76,936
Adjust for distributed income of equity investees	1,360	(6,772)	(5,553)	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	59,785	79,358	70,024	62,463	59,351	57,047
Total earnings, as defined	$194,006	$204,301	$176,436	$191,006	$164,745	$135,973

Fixed charges, as defined:

Interest charges[1]	$57,987	$76,711	$67,386	$59,955	$56,866	$54,297
Rental interest factor	674	857	886	732	873	1,233
Total fixed charges	$58,661	$77,568	$68,272	$60,687	$57,739	$55,530

Supplemental increment to fixed charges[2]	1,124	1,790	1,752	1,776	1,612	1,517
Total supplemental fixed charges	$59,785	$79,358	$70,024	$62,463	$59,351	$57,047
Supplemental ratio of earnings to fixed charges	3.25 x	2.57 x	2.52 x	3.06 x	2.78 x	2.38 x
[1]Interest on uncertain tax positions is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.